UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

46489B108 **

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing ten ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Tianwen Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,224,773[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 68,224,773
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,224,773
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%[2]
12	TYPE OF REPORTING PERSON IN

[1]

Includes (i) 53,250,000 ordinary shares held by Tekventure Limited, a British Virgin Islands company which Mr. Liu holds 84.5% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over, (ii) 15,644 American Depositary Shares representing 156,440 ordinary shares held by Mr. Liu, (iii) 13,735,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2012 held by Colossal Win Limited, a British Virgin Islands company of which Mr. Liu is sole director, and (iv) 1,083,333 ordinary shares issuable upon exercise of options within 60 days of December 31, 2012 held by Mr. Liu.

[2]

Based on 582,091,867 outstanding ordinary shares, including 14,818,333 ordinary shares issuable upon exercise of Mr. Liu’s options within 60 days of December 31, 2012. Does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of iSoftStone Holdings Limited (the “Issuer”), and (ii) 62,877,309 ordinary shares reserved for future exercises of issuances under the Issuer’s award plan.

CUSIP No. 46489B108	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Tekventure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,250,000[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 53,250,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%[4]
12	TYPE OF REPORTING PERSON CO

[3]

The shares of Tekventure Limited are held by Tianwen Liu, Yan Zhou, Junhe Che, Qiang Peng and Li Wang. Mr. Liu holds 84.5% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over Tekventure Limited.

[4]

Based on 567,273,534 outstanding ordinary shares as of December 31, 2012, and does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of the Issuer, and (ii) 62,877,309 ordinary shares reserved for future exercises of issuances under the Issuer’s award plan.

CUSIP No. 46489B108	SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

iSoftStone Holdings Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, PRC

Item 2(a)	Name of Person Filing:

Tianwen Liu

Tekventure Limited

Item 2(b)	Address of Principal Business Office or, If None, Residence

Tianwen Liu

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, PRC

Tekventure Limited

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

Item 2(c)	Citizenship

Tianwen Liu - People’s Republic of China

Tekventure Limited - British Virgin Islands

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share

American Depository Shares, each representing ten ordinary shares

Item 2(e)	CUSIP Number:

46489B108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 46489B108	SCHEDULE 13G	Page 5 of 8 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Tianwen Liu	68,224,773 ordinary shares	11.7	%*	68,224,773 ordinary shares	0	68,224,773 ordinary shares	0
Tekventure Limited	53,250,000 ordinary shares	9.4	%**	53,250,000 ordinary shares	0	53,250,000 ordinary shares	0

*	Based on 582,091,867 outstanding ordinary shares, including 14,818,333 ordinary shares issuable upon exercise of Mr. Liu’s options within 60 days of December 31, 2012. Does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of the Issuer, and (ii) 62,877,309 ordinary shares reserved for future exercises of issuances under the Issuer’s award plan.
**	Based on 567,273,534 outstanding ordinary shares as of December 31, 2012, and does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of the Issuer, and (ii) 62,877,309 ordinary shares reserved for future exercises of issuances under the Issuer’s award plan.

Tekventure Limited is the record holder of 53,250,000 ordinary shares. The shares of Tekventure Limited are held by Tianwen Liu, Yan Zhou, Junhe Che, Qiang Peng and Li Wang. Mr. Liu holds 84.5% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over Tekventure Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 46489B108	SCHEDULE 13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

Tianwen Liu

/s/ Tianwen Liu

Tekventure Limited

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Sole director of Tekventure Limited

CUSIP No. 46489B108	SCHEDULE 13G	Page 7 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement